Exhibit 99.1

NEWS RELEASE

YAMANA GOLD RECOMMENDS REJECTION OF MINI-TENDER OFFER BY
TRC CAPITAL CORPORATION

TORONTO, ONTARIO, March 26, 2008 ─ YAMANA GOLD INC. (TSX:YRI; NYSE:AUY; LSE:YAU) announced that it has received a copy of an unsolicited below market “mini-tender” offer made by TRC Capital Corporation, pursuant to which TRC Capital has offered to purchase up to 3,000,000, or approximately 0.48 percent of the outstanding common shares of Yamana.  The offer price of C$15.75 per common share represents a 1.87 percent and 1.68 percent discount, respectively, to the C$16.05 and US$15.70 closing prices for Yamana common shares on the Toronto Stock Exchange and the New York Stock Exchange, respectively, on March 24, 2008, the day before the offer was made, and a 8.7 percent and 8.4 percent discount to the closing prices for Yamana common shares on the Toronto Stock Exchange and the New York Stock Exchange on March 25, 2008 which were C$17.50 and US$16.91, respectively.

Yamana recommends that its shareholders reject this unsolicited offer.  Yamana wishes to inform its shareholders that it is not associated with TRC Capital, the offer or the offer documentation.

TRC Capital has made numerous unsolicited “mini-tender” offers for shares of other companies.  “Mini-tender” offers are offers to purchase a small percentage of a company’s shares, thereby avoiding most of the filing, disclosure and procedural requirements of Canadian and United States federal security legislation.

Securities regulators in the United States and Canada have recommended that shareholders exercise caution in connection with mini-tender offers and that they consult their investment advisors regarding these types of offers.  The U.S. Securities and Exchange Commission has published investor tips regarding mini-tender offers on its website at: www.sec.gov/investor/pubs/minitend.htm.  Comments from the Canadian Securities Administrators on mini-tenders can be found under Staff Notice 61-301 at: www.osc.gov.on.ca/Regulation/Rulemaking/Current/Part6/csa_19991210_61-301.jsp.

Yamana advises shareholders to consult their financial advisors and to exercise caution with this offer.  Yamana understands that shareholders who have already tendered to the offer may withdraw their common shares by providing the written notice described in the TRC Capital offering document prior to the expiration of the offer.

About Yamana

Yamana is a Canadian-based gold producer with significant gold production, gold development stage properties, exploration properties, and land positions in Brazil, Argentina, Chile, Mexico, Central America and the United States. Yamana is producing gold at intermediate company production levels in addition to significant copper and silver production. Company management plans to continue to build on this base through existing operating mine expansions and throughput increases, the advancement of its exploration properties and by targeting other gold consolidation opportunities in Brazil, Argentina and elsewhere in the Americas.

FOR FURTHER INFORMATION PLEASE CONTACT:

Yamana Gold Inc. Jodi Peake Vice President, Public & Investor Relations (416) 815-0220 Email: investor@yamana.com www.yamana.com	Letitia Wong Director, Investor Relations (416) 815-0220 Email: investor@yamana.com

FORWARD-LOOKING STATEMENTS: This news release contains certain “forward-looking statements” within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended and “forward-looking information” under applicable Canadian securities laws. Except for statements of historical fact relating to the company, certain information contained herein constitutes forward-looking statements. Forward-looking statements are frequently characterized by words such as “plan,” “expect,” “project,” “intend,” “believe,” “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include possible variations in ore grade or recovery rates, fluctuating metal prices, currency exchange rates, changes in project parameters, the possibility of project cost overruns or unanticipated costs and expenses and general risks of the mining industry, failure of plant, equipment or processes to operate as anticipated, as well as those risk factors discussed or referred to in the Company's annual Management's Discussion and Analysis and Annual Information Form filed with the securities regulatory authorities in all provinces of Canada and available at www.sedar.com, and the Company's Annual Report on Form 40-F filed with the United States Securities and Exchange Commission. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward-looking statements if circumstances or management's estimates or opinions should change. The reader is cautioned not to place undue reliance on forward-looking statements.